UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:
Washington, D.C. 20549	Expires:
SCHEDULE 13D	Estimated average burden hours per response. .

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Micromet, Inc.

(Name of Issuer)

Common Stock, $0.00004 par value

(Title of Class of Securities)

13738Y107

(CUSIP Number)

Connie Helyar, John Luff
c/o 13-15 Victoria Road, St Peter Port, Guernsey GY1 3ZD, Channel Islands, UK
+44 (0)1481 713843

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 13738Y107		13D	Page 2 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Omega Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 3,257,936 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 3,257,936 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 13738Y107		13D	Page 3 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Omega Fund GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 3,257,936 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 3,257,936 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 13738Y107		13D	Page 4 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Omega Fund Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 4,892,813 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 4,892,813 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,892,813 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 13738Y107		13D	Page 5 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sigma Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 4,892,813 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 4,892,813 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,892,813 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 13738Y107		13D	Page 6 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Otello Stampacchia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,583 shares

	8.	Shared Voting Power 4,892,813 shares

	9.	Sole Dispositive Power 14,583 shares

	10.	Shared Dispositive Power 4,892,813 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,907,396 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 13738Y107		13D	Page 7 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Connie Helyar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 4,892,813 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 4,892,813 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,892,813 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 13738Y107		13D	Page 8 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John Luff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 4,892,813 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 4,892,813 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,892,813 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 13738Y107		13D	Page 9 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Omega Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 1,634,877 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 1,634,877 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,634,877 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 13738Y107		13D	Page 10 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Omega Fund III GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 1,634,877 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 1,634,877 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,634,877 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 13738Y107		13D	Page 11 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Omega Fund III G.P., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 1,634,877 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 1,634,877 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,634,877 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 13738Y107	13D	Page 12 of 15
Schedule 13D
Item 1.	Security and Issuer

This statement relates to the Common Stock, $.00004 par value (“Common Stock”) of Micromet, Inc. (the “Issuer”) having its principal executive office at 6707 Democracy Blvd. Suite 505, Bethesda, Maryland 20817.

Item 2.	Identity and Background
This statement is being filed by:

Omega Fund I, L.P. (“Omega I”), Omega Fund GP, Ltd. (“Omega GPLtd”), Omega Fund III, L.P. (“Omega III”), Omega Fund III GP, L.P. (“Omega III GPLP”), Omega Fund III G.P., Ltd. (“Omega III GPLtd”), Omega Fund Management Limited (“Omega Management”), Sigma Holding Limited (“Sigma”), Otello Stampacchia (“Stampacchia”), Connie Helyar (“Helyar”) and John Luff (“Luff”) (each, a “Reporting Person” and collectively,  the “Reporting Persons”).  Stampacchia is also a director of the Issuer.  The reported securities are owned directly by Omega I and Omega III (which may be collectively referred to herein as the “Funds”).  Helyar and Luff are directors of each of (i) Omega GPLtd, which is the general partner of Omega I, (ii) Omega III GPLtd, which is the general partner of Omega III GPLP, (iii) Omega Management, which is the sole shareholder of Omega GPLtd and Omega III GPLtd and (iv) Sigma, which is the sole shareholder of Omega Management.  Stampacchia is the sole shareholder of Sigma.  Omega GPLtd, Omega III GPLP, Omega III GPLtd, Omega Management, Sigma, Stampacchia, Helyar and Luff disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

The address of the principal business office of each Reporting Person is c/o 13-15 Victoria Road, St Peter Port, Guernsey GY1 3ZD, Channel Islands, UK.

The principal business of Omega I and Omega III is to invest in growth-oriented businesses active in the life sciences field generally.  The principal business of Omega GPLtd is to act as the sole general partner of Omega I.  The principal business of Omega III GPLP is to act as the sole general partner of Omega III.  The principal business of Omega III GPLtd is to act as the sole general partner of Omega III GPLP.  The principal business of Omega Management is to act as the sole shareholder of Omega GPLtd and Omega III GPLtd.  The principal business of Sigma is to act as sole shareholder of Omega Management.  The principal business of Stampacchia is to act as an advisor to companies in the life sciences industry.  The principal business of Helyar and Luff is to act as directors and provide adminstrative services to their client organizations.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Omega I, Omega III, and Omega III GPLP are exempted limited partnerships organized under the laws of the Cayman Islands.  Omega GPLtd and Omega III GPLtd are exempted companies organized under the laws of the Cayman Islands.  Omega Management and Sigma are companies organized under the laws of Guernsey.  Stampacchia is a citizen of Italy.  Helyar and Luff are citizens of Guernsey.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the merger of  a subsidiary of the Issuer (formerly known as CancerVax Corporation) with an affiliate of Micromet AG on May 5, 2006, Omega I received 3,257,936 shares of Common Stock of the Issuer in exchange for its equity securities of Micromet AG at a fixed exchange ratio specified in the merger agreement.

CUSIP No. 13738Y107	13D	Page 13 of 15

On May 5, 2006, Stampacchia was granted an option to purchase up to 35,000 shares of Common Stock, which option vests over three years, in 36 equal monthly installments, in connection with his appointment to the Board of Directors of the Issuer.  The option has an exercise price of $6.63 per share.

On June 22, 2007, Omega III purchased 1,634,877 shares of Common Stock at a price of $2.69 per share as well as a warrant exercisable at an exercise price of $3.09 per share for up to 817,439 shares of Common Stock (the “Warrant”) at a purchase price of $0.125 for each share of Common Stock issuable upon exercise of the Warrant (the purchase of the shares of Common Stock and the Warrant being collectively referred to herein as the “Transaction”).  The Warrant is not exercisable until 180 days from June 22, 2007 and will remain exercisable for five years after the date on which it first becomes exercisable.  The working capital of Omega III was the source of the funds for the purchase of the securities in the Transaction.  No part of the purchase price paid by Omega III was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares.

Item 4.	Purpose of Transaction

All of the Omega I Shares, Omega III Shares, and Stampacchia Shares (each as defined below) were acquired for investment purposes.  Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares or other securities of the Issuer in one or more transactions in the open market or in privately negotiated purchases or otherwise.  Stampacchia is a member of the Issuer’s board of directors.

Omega III and other investors (collectively, the “PIPE Investors”) acquired an aggregate of 9,216,709 shares of Common Stock (the “PIPE Shares”) and warrants (the “Warrants”) to purchase up to an aggregate of 4,608,356 shares of Common Stock (the “Warrant Shares”) pursuant to a Securities Purchase Agreement, dated as of June 19, 2007. The Securities Purchase Agreement includes standard representations and warranties of the Issuer and the PIPE Investors, as well as additional terms and conditions, including those set forth below. The representations and warranties will survive the closing of the Transaction for a period of three years. The Issuer has agreed to indemnify the PIPE Investors and specified related parties against damages with respect to breaches of the representations, warranties and covenants of the Issuer in the Securities Purchase Agreement. The Securities Purchase Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and PIPE Investors holding at least 85% of the PIPE Shares still held by the PIPE Investors.  Each of the Warrants is exercisable as described in Item 3 above.

The Issuer’s affirmative covenants under the Securities Purchase Agreement include obligations related to listing, and maintenance of such listing, of its common stock on an eligible trading market; removing the legends on the certificates representing the shares purchased by the investors (subject to liquidated damages if such removal is delayed); providing information required by Rule 144 under the Securities Act of 1933, as amended; use of proceeds of the Transaction; reservation of sufficient shares of Common Stock for exercise of the Warrants; and restrictions on the issuance of securities.

The Issuer has agreed, pursuant to a Registration Rights Agreement dated as of June 19, 2007, to prepare and file within 30 calendar days of closing (the “Filing Date”) a registration statement with the Securities and Exchange Commission covering the resale of all of the PIPE Shares and the Warrant Shares (collectively, the “Registrable Securities”) for an offering to be made on a continuous basis pursuant to Rule 415.  The Issuer has agreed to use its best efforts to cause the registration statement to be declared effective under the Securities Act on or prior to (i) the 90th calendar day following June 19, 2007, or (ii) if the registration statement receives Commission review, the 150th calendar day after June 19, 2007 (the “Required Effective Date”). The Issuer has agreed to use its best efforts to keep such registration statement continuously effective under the Securities Act until all Registrable Securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) (the “Effectiveness Period”).

CUSIP No. 13738Y107	13D	Page 14 of 15

Should an Event (as defined below) occur, then upon the occurrence of such Event, and on every monthly anniversary thereof until the applicable Event is cured, the Issuer is required to pay to each PIPE Investor an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.5% of the purchase price paid by such PIPE Investor for any unregistered PIPE Shares then held (but excluding Warrant Shares); provided, however, that the total amount of such payments shall not exceed, when aggregated with all such payments paid to all PIPE Investors, 12% of the aggregate purchase price. Such payments to which a PIPE Investor shall be entitled are referred to herein as “Event Payments.” Any Event Payments shall apply on a prorated basis for any portion of a month prior to the cure of an Event.  In the event the Issuer fails to make Event Payments in a timely manner, such Event Payments shall bear interest at the rate of 18% per year (prorated for partial periods) until paid in full.  For such purposes, each of the following shall constitute an “Event”: (i) the registration statement is not filed on or prior to the Filing Date; (ii) the Issuer fails to request acceleration of effectiveness as required by the Registration Rights Agreement; (iii) the registration statement is not declared effective on or prior to the Required Effectiveness Date; and (iv) except as provided for in the Registration Rights Agreement, after the Effective Date, a PIPE Investor is not permitted to sell Registrable Securities under the registration statement for any reason for 10 consecutive calendar days or an aggregate of 15 calendar days in any 12-month period.  The Issuer also agreed to other customary obligations regarding registration, including matters relating to indemnification, maintenance of the registration statement and payment of expenses.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Omega I is the record owner of 3,257,936 shares of Common Stock (the “Omega I Shares”).  As the sole general partner of Omega I, Omega GPLtd may be deemed to own the shares held of record by Omega I.  Omega III is the record owner of 1,634,877 shares of Common Stock (the “Omega III Shares”).  As the sole general partner of Omega III, Omega III GPLP may be deemed to own the shares held of record by Omega III.  As the sole general partner of Omega GPLP, Omega III GPLtd may be deemed to own the Omega III Shares.  As Omega GPLtd’s and Omega III GPLtd’s sole general partner, Omega Management may be deemed to own the Omega I Shares and Omega III Shares.  As Omega Management’s sole shareholder, Sigma may be deemed to own the Omega I Shares and Omega III Shares.  As directors of Omega I GPLtd, Omega III GPLtd, Omega Management and Sigma, Helyar and Luff may also be deemed to own the the Omega I Shares and Omega III Shares.  As the sole shareholder of Sigma, Stampacchia may also be deemed to own the Omega I Shares and Omega III Shares.

CUSIP No. 13738Y107	13D	Page 15 of 15

As of June 29, 2007, Stampacchia holds an option to purchase 35,000 shares of Common Stock, of which 14,583 are exercisable within sixty days (the “Stampacchia Shares”).  Accordingly, Stampacchia may be deemed to be the beneficial owner of the Stampacchia Shares in additon to the Omega I Shares and Omega III Shares, for a total of 4,907,396 shares of Common Stock.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentages are calculated based upon 40,720,774 shares outstanding, as determined by adding the 31,504,065 shares reported to be outstanding as of May 1, 2007 in the Issuer’s most recent Form 10-Q for the quarter ended March 31, 2007, which was filed on May 10, 2007, to the 9,216,709 shares of Common Stock sold to the PIPE Investors in the Transaction.

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

(b) Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Omega I Shares, Omega III Shares, and/or the Stampacchia Shares  beneficially owned by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Omega III has entered into the Securities Purchase Agreement and the Registration Rights Agreement and has received a Warrant issued pursuant to the Securities Purchase Agreement with respect to the Transaction.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 — Agreement regarding filing of joint Schedule 13D.

Exhibit 2 — Securities Purchase Agreement, dated as of June 19, 2007, by and among Micromet, Inc., and the investors set forth therein and incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2007.

Exhibit 3 — Registration Rights Agreement, dated as of June 19, 2007, by and among Micromet, Inc., and the investors set forth therein and incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2007.

Exhibit 4 — Form of Common Stock Purchase Warrant, dated as of June 22, 2007, by and between Micromet, Inc. and Omega Fund III, L.P. and incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2007 and exercisable for 817,439 shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June , 2007
OMEGA FUND I, L.P.

	By:	Omega Fund GP, Ltd.
Its: General Partner

		By:	/s/ John Luff
Name: John Luff
Title: Director

OMEGA FUND GP, LTD.

		By:	/s/ John Luff
Name: John Luff
Title: Director

OMEGA FUND III, L.P.

	By:	Omega Fund III GP, L.P.
By: Omega Fund III G.P., Ltd.
Its: General Partner

		By:	/s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND III GP, L.P.

	By:	Omega Fund III G.P., Ltd.
Its: General Partner

		By:	/s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND III G.P., LTD.

		By:	/s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND MANAGEMENT LIMITED

By:	/s/ John Luff
Name: John Luff
Title: Director

SIGMA HOLDING LIMITED

By:	/s/ Connie Helyar
Name: Connie Helyar
Title: Director

/s/ Connie Helyar
Connie Helyar

/s/ John Luff
John Luff

/s/ Otello Stampacchia
Otello Stampacchia

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Micromet, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: June , 2007
OMEGA FUND I, L.P.

	By:	Omega Fund GP, Ltd.
Its: General Partner

		By:	/s/ John Luff
Name: John Luff
Title: Director

OMEGA FUND GP, LTD.

		By:	/s/ John Luff
Name: John Luff
Title: Director

OMEGA FUND III, L.P.

	By:	Omega Fund III GP, L.P.
By: Omega Fund III G.P., Ltd.
Its: General Partner

		By:	/s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND III GP, L.P.
	By:	Omega Fund III G.P., Ltd.
Its: General Partner

		By:	/s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND III G.P., LTD.
By:	/s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND MANAGEMENT LIMITED

By:	/s/ John Luff
Name: John Luff
Title: Director

SIGMA HOLDING LIMITED

By:	/s/ Connie Helyar
Name: Connie Helyar
Title: Director

/s/ Connie Helyar
Connie Helyar

/s/ John Luff
John Luff

/s/ Otello Stampacchia
Otello Stampacchia